Reply to the Attention of	Michael Shannon
Direct Line	604.893.7638
Direct Fax	604.685.7084
Email Address	michael.shannon@mcmillan.ca
Our File No.	244062
Date	February 8, 2017

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Office of Transportation and Leisure
100 F Street, NE
Washington, DC 20549 U.S.A.

Attention:         Ms. Tonya Aldave

Dear Madame:

Re:	Electrameccanica Vehicles Corp. (the “Company”)
Form F-1 Registration Statement – SEC File #333-214067- Acceleration Request

Thank you for your telephone notification on February 8, 2017 advising that there are no further comments by the United States Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form F-1 (Amendment No. 2) filed under the Securities Act of 1933, as amended (the “1933 Act”) with the Commission on January 26, 2017.

We enclose the Company’s request for acceleration of its Registration Statement on Form F-1 (Amendment No. 2) to be effective 4:00 p.m. (EST) on Friday, February 10, 2017, or as soon thereafter as is practical. The Company has included the “Tandy” language in the acceleration letter, as requested.

Please advise if you require any additional information from the Company in connection with this acceleration request. Thank you.

MCMILLAN LLP

Per: /s/ Michael Shannon

Michael Shannon

cc:	Electrameccanica Vehicles Corp.
Attn.: Mr. Jerry Kroll, President and CEO

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February 8, 2017

Via EDGAR Correspondence

The United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker, Assistant Director

Dear Sirs/Mesdames:

Electrameccanica Vehicles Corp. (the “Company”)
Registration Statement on Form F-1 (Amendment No. 2)
Filed: January 26, 2017
SEC File No.: 333-214067

Pursuant to Rule 461 under the Securities Act of 1933, the Company hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (Amendment No. 2) to 4:00 p.m. (EST) on Friday, February 10, 2017, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that :

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receipt of your response in this matter. Please advise if you require any additional information.

Yours truly,

ELECTRAMECCANICA VEHICLES CORP.

By:	/s/ Jerry Kroll
Jerry Kroll
President and Chief Executive Officer